300 North LaSalle Chicago, Illinois 60654

Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

October 16, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Linda Cvrkel
Heather Clark
Jean Yu

Re:	Commercial Vehicle Group, Inc.
Form 10-K for the year ended December 31, 2011
Filed March 13, 2012
(File No. 001-34365)

Ladies and Gentlemen:

On behalf of Commercial Vehicle Group, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Chad M. Utrup, dated October 3, 2012, from the Staff of the United States Securities and Exchange Commission (the “Staff”), regarding the Company’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Form 10-K.

Annual Report on Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 40; Results of Operations, page 45

1.	To assist readers with better understanding your results of operations, please describe the cost components (e.g. depreciation, rent, salaries, etc.) that comprise cost of revenues and selling, general, and administrative costs as it is unclear from your current disclosures. Refer to Item 303(A)(3)(i) of Regulation S-K.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

October 16, 2012

Response: The Company acknowledges the Staff’s comments. The cost of revenues and selling, general and administrative cost components are described below.

Cost of revenues primarily consists of raw materials and purchased components for our products, wages and benefits for our employees and other overhead expenses such as manufacturing supplies, rent and utilities costs related to our operations.

Selling, general and administrative expenses primarily consists of wages and benefits and other overhead expenses such as marketing, travel, legal, audit, rent and utilities costs which are not directly or indirectly associated with the manufacturing of our products.

In accordance with Item 303(A)(3)(i) of Regulation S-K, the Company will include a discussion of the cost components of cost of revenues and selling, general and administrative expenses in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

Set forth below are the revised disclosures, if applicable, which the Company intends to include in future filings:

Cost of Revenues. Cost of revenues consists primarily of raw materials and purchased components for our products, wages and benefits for our employees and other overhead expenses such as manufacturing supplies, rent and utilities costs related to our operations. Cost of revenues increased approximately $xxx.x million, or xx.x%, to $xxx.x million for the year ended December 31, 20xx from $xxx.x million for the year ended December 31, 20xx. This increase was primarily driven by the increase in raw material and purchased components costs of $xxx.x million, an increase in wages and benefits costs of $xxx.x million and an increase in other overhead costs of $xxx.x million.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consists primarily of wages and benefits and other overhead expenses such as marketing, travel, legal, audit, rent and utilities costs which are not directly or indirectly associated with the manufacturing of our products. Selling, general and administrative costs increased $xx.x million, or xx.x%, to $xx.x million for the year ended December 31, 20xx from $xx.x million for the year ended December 31, 20xx. This increase resulted primarily from increased wages and benefits costs of $xx.x million and increased marketing and travel of $xx.x million.

Securities and Exchange Commission

October 16, 2012

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 46

2.	We note your results of operations section includes a discussion of revenues and gross profit. Please revise to include a separate discussion and analysis for cost of revenues (rather than just gross profit). Because gross profit is impacted by both revenues and cost of revenues, we believe a separate discussion is appropriate and meaningful to investors as it provides added clarity and context for the year over year change in gross profit/margin.

Response: The Company acknowledges the Staff’s comments. In accordance with Item 303(A)(3)(i) of Regulation S-K, the Company will include a separate discussion of cost of revenues in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

Please see the Company’s response to comment 1 above for the revised disclosure the Company intends to include in future filings.

Financial Statements, page 56

Notes to Consolidated Financial Statements, page 62

6. Other Assets, page 70

3.	Please tell us and revise to disclose the nature of deferred compensation and long-term supply contracts as it is not apparent from your notes to the financial statements. As part of your response, please describe how such amounts are accounted for and recognized within the financial statements.

Response: The Company acknowledges the Staff’s comment.

Deferred Compensation. We implemented the Deferred Compensation Plan (the “Deferred Plan”) in 2006 for certain executive officers and employees. The Deferred Plan allows for pre-tax deferrals of compensation and provides for the assets to accumulate on a tax-deferred basis for the purpose of supplementing retirement income. Eligible participants may defer up to 80% of their base salary and/or up to 100% of their eligible bonus as well as amounts equal to any refund they receive from the tax-qualified 401(k) Plan due to discrimination testing. We match deferrals at the rate of 50% on the first 6% of the participant’s total cash compensation.

The Company has elected to utilize Corporate Owned Life Insurance (“COLI”) as a financing strategy to offset the costs associated with the Deferred Plan. We account for the Deferred Plan under ASC 710 Compensation-General. The deferred compensation

Securities and Exchange Commission

October 16, 2012

long-term asset consists of the cash surrender value of life insurance on a group of the Company’s highly-compensated employees. The asset is adjusted for changes in the cash surrender value of the life insurance policies on a monthly basis, with the gain or loss recorded through operating income in accordance with ASC 325-30 Investment in Insurance Contracts.

Long-Term Supply Contracts. The Company capitalized design and development costs incurred in connection with certain long-term supply contracts. The Company followed the guidance under ASC 340-10-05 to capitalize costs associated with a new seat design to be sold under these long-term supply contracts. The asset is amortized as the seats are sold, with the expense recorded through cost of revenues.

During the first quarter of 2012, the Company determined that the capitalization of the design and development costs was not in accordance with ASC 340-10-05 as the complete and exact reimbursement of the costs was not specifically identified or contractually guaranteed. Moreover, the Company capitalized the costs under an informal understanding with the customer that it would be reimbursed through seat sales under the long-term contract because it is not industry standard with the Company’s customers to include such precise reimbursement provisions in long-term contracts. The Company evaluated the impact of the error on past and future periods under ASC 250 (formerly SAB 99 and SAB 108) and determined the impact to be immaterial.

As the Company deems both the deferred compensation and the long-term supply contract balances to be immaterial to the financial statements as a whole, the Company does not intend to provide additional disclosure regarding the nature of the accounts in future filings.

9. Debt, page 72

4.	We note that the senior secured notes issued in April 2011 provide for the payment of a make-whole premium in the event that they are redeemed prior to certain future dates. Please tell us in greater detail the terms of the make whole provision and what, if any, accounting recognition was required within the financial statements. If the make whole provision did not result in an accounting consequence, please explain why. As part of your response, please provide the authoritative accounting guidance used in determining the appropriate treatment. Assuming a satisfactory response, please expand your footnote disclosure to discuss the accounting treatment (or lack thereof) with respect to the make-whole premium.

Securities and Exchange Commission

October 16, 2012

Response: The Company acknowledges the Staff’s comments. The terms of the make whole provision in the indenture governing the 7.875% senior secured notes issued in April 2011 (the “7.875% notes”) permits the Company to redeem the 7.875% notes prior to April 15, 2014, which is the first date that the Company may redeem the 7.875% notes under the optional redemption provisions of the indenture, by making a one-time payment equal to the principal amount of the notes, plus a make-whole premium (the “Applicable Premium”) that is derived from the present value of the first optional redemption price and the future interest payments that will not be made because of the early redemption. The Applicable Premium is calculated as the greater of:

(1) 1.0% of the principal amount of the notes and

(2) the excess of

(a) the present value of

(i)	the redemption price of the notes at April 15, 2014, plus

(ii)	all required interest payments on the notes through April 15, 2014, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over

(b) the principal amount on the notes.

The Company did not bifurcate the make-whole premium (the “Issuer Call Option”) from the underlying debt instrument based on its evaluation of the economic characteristics and risks in accordance with ASC 815-15-25-1.

Given that: (1) the Issuer Call Option is not contingently exercisable, (2) the investor will recover substantially all of its initial investment and (3) the Company holds the right to accelerate the settlement, the Issuer Call Option is considered clearly and closely related to the 7.875% Notes and is not required to be bifurcated from the host contract and accounted for separately.

Set forth below is additional disclosure which the Company will include in future filings to clarify the accounting treatment of the make-whole premium.

We evaluated the make-whole premium under ASC 815-15 and determined that the premium is not required to be bifurcated from the 7.875% notes and accounted for as a separate derivative instrument.

Securities and Exchange Commission

October 16, 2012

11. Income Taxes, page 77

5.	We note from your disclosure on page 80 that deferred taxes have not been provided on unremitted earnings of certain foreign subsidiaries that arose in fiscal years ending on or before December 31, 2011. Please tell us and revise your notes to the financial statements to disclose the amount of undistributed earnings of foreign subsidiaries as of December 31, 2011 and whether such amounts are considered permanently reinvested.

Response: The Company acknowledges the Staff’s comment. As of December 31, 2011 undistributed earnings from foreign affiliates amounted to approximately $29.8 million. The Company does not intend to repatriate these funds and asserts under ASC 740-30 that these funds are permanently reinvested.

Set forth below is additional footnote disclosure, if applicable, which the Company intends to include in future filings.

For the year ended December 31, 20xx, undistributed earnings from our foreign affiliates were approximately $xx.x million. We do not intend to repatriate these funds and consider these funds to be permanently reinvested in accordance with ASC 740-30.

6.	Further, please tell us the amount of cash held by foreign subsidiaries. If material, revise your liquidity section to disclose (1) the amount of cash and short term investments held by foreign subsidiaries; (2) a statement that the company would need to accrue and pay taxes if repatriated and; (3) a statement that the company does not intend to repatriate the funds, if true.

Response: The Company acknowledges the Staff’s comment. As of December 31, 2011 cash and cash equivalents in the amount of approximately $17.8 million were held by foreign subsidiaries.

Set forth below is additional footnote disclosure, if applicable, which the Company intends to include in future filings:

As of December 31, 20xx cash of approximately $xx.x million were held by foreign subsidiaries. If we were to repatriate any portion of these funds back to the U.S., we would need to accrue and pay the appropriate withholding and income taxes on amounts repatriated. We do not intend to repatriate funds held by our foreign affiliates, but intend to use the cash to fund the growth of our foreign operations.

Securities and Exchange Commission

October 16, 2012

*****

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or Elisabeth M. Martin at (312) 862-3055.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers, P.C.

cc:	Mr. Chad M. Utrup

Commercial Vehicle Group, Inc.

COMMERCIAL VEHICLE GROUP, INC.

7800 Walton Parkway

New Albany, Ohio 43054

October 16, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Linda Cvrkel
Heather Clark
Jean Yu

Re:	Commercial Vehicle Group, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2011
Filed March 13, 2012
(File No. 001-34365)

Ladies and Gentlemen:

In connection with the Company’s responses to the comment letter to Chad M. Utrup, dated October 3, 2012, from the staff of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 10-K for the year ended December 31, 2011 (the “filing”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Elisabeth M. Martin of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3055 with any questions relating to the foregoing.

Very truly yours,

COMMERCIAL VEHICLE GROUP, INC.

By:	/s/ Chad M. Utrup
Name:	Chad M. Utrup
Its:	Chief Financial Officer